Exhibit 21

SUBSIDIARIES OF COHU, INC.

LEGAL ENTITY NAME	PLACE OF INCORPORATION

Delta Design, Inc. (1)	Delaware

FRL, Incorporated	California

Broadcast Microwave Services, Inc. (2)	California

Delta Design (Littleton), Inc.	Delaware

Cohu Foreign Sales Ltd.	Barbados

(1)	Delta Design, Inc. owns the following subsidiaries:

Delta Design Singapore PTE LTD	Singapore

Delta Design Philippines LLC	Delaware

Cohu S.A.	Costa Rica

Delta Design Europe GmbH	Germany

Rasco GmbH	Germany

Rosenheim Automation Systems Corporation	California

(2)	Broadcast Microwave Services, Inc. owns the following subsidiary:

Broadcast Microwave Services Europe GmbH	Germany